OMB APPROVAL
                                             OMB Number:           3235-0145
                                             Expires:        August 31, 1999
                                             Estimated average burden
                                             hours per response  . . . 14.90

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934







                           Centennial Cellular Corp.
 ----------------------------------------------------------------------------
                               (Name of Issuer)

                Class A Common Stock, par value $.01 per share
 ----------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   15133V208
                        ------------------------------
                                (CUSIP Number)

                               Mark T. Gallogly
                  Blackstone Management Associates III L.L.C.
                               345 Park Avenue
                           New York, New York 10154
                                (212) 836-9805
 ----------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                January 7, 1999
 ----------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box /   /.


                              Page 1 of 22 Pages

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


































                              Page 2 of 22 Pages

                                 SCHEDULE 13D


CUSIP No.   15133V208                          Page   3   of    22    Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          Blackstone CCC Capital Partners L.P.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / X /

                                                                   (b) /   /

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*

           OO (see item 3)
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                /   /


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES               2,490,358 (1)
BENEFICIALLY  8   SHARED VOTING POWER
   OWNED
    BY                 0
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                2,490,358 (1)
   WITH      10   SHARED DISPOSITIVE POWER

                       0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,490,358 (1)
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       /   /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          24.0%
14   TYPE OF REPORTING PERSON*

          PN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

     (1) Does not reflect the 3 for 1 stock split effected by the Company on January 13, 1999.

                                 SCHEDULE 13D


CUSIP No.   15133V208                          Page   5   of    22    Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          Blackstone CCC Offshore Capital Partners L.P.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / X /

                                                                   (b) /   /

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*

                OO (see item 3)
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                /   /


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES               452,055 (1)
BENEFICIALLY  8   SHARED VOTING POWER
   OWNED
    BY                 0
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON               452,055 (1)
   WITH      10   SHARED DISPOSITIVE POWER

                       0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          452,055  (1)
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       /   /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.4%
14   TYPE OF REPORTING PERSON*

          PN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Does not reflect the 3 for 1 stock split effected by the Company on January 13, 1999.

                                 SCHEDULE 13D


CUSIP No.   15133V208                          Page   7   of    22    Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          Blackstone Family Investment Partnership III L.P.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / X /

                                                                   (b) /   /

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*

          OO (see item 3)
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                /   /


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES               187,814 (1)
BENEFICIALLY  8   SHARED VOTING POWER
   OWNED
    BY                 0
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                187,814 (1)
   WITH      10   SHARED DISPOSITIVE POWER

                       0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          187,814 (1)
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       /   /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.8%
14   TYPE OF REPORTING PERSON*

          PN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Does not reflect the 3 for 1 stock split effected by the Company on January 13, 1999.

                                 SCHEDULE 13D


CUSIP No.   15133V208                          Page   9   of    22    Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          Blackstone Management Associates III L.L.C.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / X /

                                                                   (b) /   /

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*

             OO (see item 3)
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                /   /


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES               3,130,227 (1)
BENEFICIALLY  8   SHARED VOTING POWER
   OWNED
    BY                 0
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON               3,130,227 (1)
   WITH      10   SHARED DISPOSITIVE POWER

                       0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,130,227 (1)
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       /   /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          30.2%
14   TYPE OF REPORTING PERSON*

          OO
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Does not reflect the 3 for 1 stock split effected by the Company on January 13, 1999.

                                 SCHEDULE 13D


CUSIP No.   15133V208                          Page   11   of    22    Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          Peter G. Peterson
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / X /

                                                                   (b) /   /

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*

             OO (see item 3)
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                /   /


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES               3,130,227 (1)
BENEFICIALLY  8   SHARED VOTING POWER
   OWNED
    BY                 0
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON               3,130,227 (1)
   WITH      10   SHARED DISPOSITIVE POWER

                       0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,130,227 (1)
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       /   /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          30.2%
14   TYPE OF REPORTING PERSON*

          IN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Does not reflect the 3 for 1 stock split effected by the Company on January 13, 1999.

                                 SCHEDULE 13D


CUSIP No.   15133V208                          Page   13   of    22    Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          Stephen A. Schwarzman
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / X /

                                                                   (b) /   /

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*

            OO (see item 3)
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                /   /


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES               3,130,227 (1)
BENEFICIALLY  8   SHARED VOTING POWER
   OWNED
    BY                 0
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON               3,130,227 (1)
   WITH      10   SHARED DISPOSITIVE POWER

                       0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,130,227 (1)
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       /   /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          30.2%
14   TYPE OF REPORTING PERSON*

          IN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Does not reflect the 3 for 1 stock split effected by the Company on January 13, 1999.

                       STATEMENT PURSUANT TO RULE 13d-1

                                    OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


Item 1.   Security and Issuer.

This Statement on Schedule 13D relates to the Class A Common Stock, par value $.01 per share ("Common Stock"), of Centennial Cellular Corp., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1305 Campus Parkway, Neptune, New Jersey 07753.


Item 2.   Identity and Background.

This Schedule 13D is being filed jointly by Blackstone CCC Capital Partners L.P., a Delaware limited partnership ("BCP CCC"), Blackstone CCC Offshore Capital Partners L.P., a Cayman Islands exempted limited partnership ("BCP CCC Offshore"), Blackstone Family Investment Partnership III L.P., a Delaware limited partnership ("BFIP III"), Blackstone Management Associates III L.L.C., a Delaware limited liability company ("BMA III"), Mr. Peter G. Peterson and Mr. Stephen A. Schwarzman (the foregoing, collectively, the "Reporting Persons").

BMA III is the sole general partner of BCP CCC and BFIP III and the sole investment general partner of BCP CCC Offshore. Blackstone Services (Cayman) LDC, a Cayman Islands limited duration company, is the administrative general partner of BCP CCC Offshore. Pursuant to the partnership agreement of BCP CCC Offshore, BMA III has the sole power to vote securities held by BCP CCC Offshore and the sole power to dispose of securities held by BCP CCC Offshore. BCP CCC, BCP CCC Offshore and BFIP III will hereinafter be referred to collectively as the "Blackstone Partnerships."

BCP CCC and BCP CCC Offshore were formed to effect the transactions described in Item 4 below and have not engaged in any activities other than those incident to their formation and such transactions. The principal business of BFIP III consists of committing capital to facilitate corporate restructurings, leveraged buyouts, bridge financings and other investments. The principal business of BMA III consists of performing the functions of, and serving as, the general partner of BCP CCC and of certain affiliates and the investment general partner of BCP CCC Offshore and of certain affiliates. The principal business and office address of BCP CCC, BFIP III and BMA III is 345 Park Avenue, New York, New York 10154. The principal business and office


                              Page 15 of 22 Pages
address of BCP CCC Offshore is c/o Blackstone Services (Cayman) LDC c/o Hemisphere Management (Cayman) Ltd., Zephyr House, Mary Street, 5th Floor, Georgetown, Grand Cayman, Cayman Islands.

Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members (the "Founding Members") of BMA III. The other members who may exercise control over the day to day business of BMA III are David A. Stockman, Michael B. Hoffman, James J. Mossman, Arthur B. Newman, J. Tomilson Hill, Mark T. Gallogly, Howard A. Lipson, Thomas J. Saylak, John Z. Kukral, Kenneth C. Whitney, Michael Puglisi and Timothy R. Coleman (collectively and together with the Founding Members, the "Members"). Each of the Members is a United States citizen. The principal occupations of each of the Members is serving as an executive of one or more of the Blackstone Partnerships, BMA III, and their affiliates. The Founding Members are the managing members of BMA III. The business address of each of the Members is 345 Park Avenue, New York, New York 10154.

During the last five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

The amount of funds contributed by the Blackstone Partnerships to purchase the Common Stock consisted of approximately $ 137.6 million in equity. The source of funds was capital contributions by the general partner and limited partners of the Blackstone Partnerships.

Item 4.   Purpose of Transaction.

CCW Acquisition Corp., a Delaware corporation ("CCW"), and the Company entered into an Agreement and Plan of Merger, dated as of July 2, 1998, as amended (the "Merger Agreement"), which provided for the merger of CCW with and into the Company (the "Merger"), with the Company being the surviving corporation of the Merger. Pursuant to a Securities Purchase Agreement, dated as of December 29, 1998, among CCW and the Equity Investors named in
Item 5 (the "Purchase Agreement"), on January 7, 1999, immediately prior to the Merger, CCW issued an aggregate of 9,096,385 shares of its common stock for an aggregate purchase price of approximately $400 million, including 3,130,227 shares issued to the Blackstone Partnerships for an aggregate purchase price of approximately $137.6 million, and also issued 542,169 shares of common stock for an aggregate purchase price of $180 million in connection with an issuance of debt (collectively, the "Equity

                              Page 16 of 22 Pages

Issuance").<F1> In the Merger (i) all shares of common stock of the Company outstanding immediately prior to the Merger were converted into the right to receive $41.50 per share in cash except for 736,639 (approximately 7.1%) shares of Common Stock which were retained by stockholders of the Company and (ii) each share of CCW common stock was converted into one share of Common Stock, resulting in BCP CCC, BCP CCC Offshore and BFIP III beneficially owning 2,490,358, 452,055 and 187,814 shares respectively, of Common Stock.

Immediately following the consummation of the Merger, the board of directors of the Company was reconstituted pursuant to the Stockholders Agreement described in Item 6 below to consist of Michael J. Small, Rudy J. Graf, Peter
W. Chehayl, Phillip H. Mayberry, Kari L. Jordan, Thomas R. Cogar, Jr., Michael Marrero, Thomas E. Bucks, John H. Casey, III, Edward G. Owen, Thomas
E. McInerney, Anthony J. de Nicola, Rudolph E. Rupert, Mark T. Gallogly and Lawrence H. Guffey. Mr. Gallogly is a member of BMA III and Mr. Guffey is an employee of an affiliate of the Blackstone Partnerships. The composition of the Board of Directors of the Company is subject to change from time to time, including pursuant to such Stockholders Agreement.

Pursuant to the Merger Agreement, the Company agreed not to take any action for at least 3 years after the Merger to cause the Common Stock to be delisted from the Nasdaq National Market ("Nasdaq") or to cause the Company to cease to be subject to the reporting requirements of Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Blackstone Partnerships intend to review on a continuing basis their investment in the Company, and the Blackstone Partnerships may decide to increase or decrease their investment in the Company depending upon the price and availability of the Company's securities, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Blackstone Partnerships, general stock market and economic conditions, tax considerations and other factors.

Other than as described above, none of the Reporting Persons have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

Item 5.   Interest in Securities of the Issuer.

(a) and (b). Pursuant to the Merger, BCP CCC, BCP CCC Offshore and BFIP II acquired 2,490,358 (approximately 24.0%), 452,055 (approximately 4.4%) and 187,814 (approximately 1.8%) of the shares, respectively, of Common Stock.<F1>

BCP CCC, BCP CCC Offshore and BFIP III, acting through their sole general partner BMA III, have the sole power to vote or to direct the vote, and to

______________
[FN]
<F1> Does not reflect the 3 for 1 stock split effected by the Company on
January 13, 1999.

                              Page 17 of 22 Pages
dispose or to direct the disposition of, the Common Stock respectively owned by them. As a result, BMA III may be deemed to beneficially own the shares of Common Stock directly owned by the respective Blackstone Partnerships of which it is the general partner. The Founding Members of BMA III have shared power to vote or to direct the vote of, and to dispose or to direct the disposition of, the shares of Common Stock that may be deemed to be beneficially owned by BMA III. As a result, each of such Founding Members may be deemed to beneficially own the shares of Common Stock that BMA III may be deemed to beneficially own. The Founding Members disclaim beneficial ownership of such shares.

Welsh, Carson, Anderson & Stowe VIII, L.P. and certain of its affiliates (collectively, "WCAS"), the Blackstone Partnerships and certain other investors (collectively with WCAS and the Blackstone Partnerships, the "Equity Investors") may be considered to have acted or to be acting in concert with respect to the shares of the Common Stock referred to in Item 4, and consequently, the Equity Investors may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act. The Reporting Persons disclaim membership in any such "group".

(c) None of the Reporting Persons has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of the Common Stock, except as disclosed in this Schedule 13D.

(d) No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock referred to in this Item 5.

(e)  Not applicable.

Item 6. Contracts, Arrangement or Understandings with Respect to Securities of the Issuer.

Concurrently with the Equity Issuance, the Equity Investors and CCW entered into a Stockholders Agreement (the "Stockholders Agreement"). Upon consummation of the Merger, the Company became party to the Stockholders Agreement as successor by merger to CCW. Pursuant to the Stockholders Agreement, the Equity Investors have agreed to vote, at each annual or special stockholders meeting called for to elect the directors, and whenever the stockholders of the Company act by written consent with respect to the election of the directors, (i) for the authorized number of directors to be established at nine, (ii) for the election of three directors designated by WCAS so long as WCAS owns in the aggregate at least 25% of the shares of the Company owned by it as of the date of the Merger, (iii) for the election of two directors designated by the Blackstone Partnerships or their affiliates (collectively, "Blackstone") so long as Blackstone owns in the aggregate at least 25% of the shares of the Company owned by it as of the date of the

                              Page 18 of 22 Pages

Merger, (iv) for the election of the Chief Executive Officer and the Chief Operating Officer of the Company, and (v) for the election of two outside, independent directors.

In addition, the Company's Compensation Committee shall consist of three directors, consisting of two WCAS designees (if any) and one Blackstone designee (if any), its Asset Committee shall consist of three directors, consisting of two WCAS designees (if any) and one Blackstone designee (if any) and its other committees shall include at least one WCAS designee (if any) and one Blackstone designee (if any).

Among the other provisions of the Stockholders Agreement, the Equity Investors (other than WCAS) have "tag-along" rights to participate in certain proposed dispositions of Common Stock by WCAS. Under certain conditions set forth in the Stockholders Agreement, WCAS and the Company may be able to require the other Equity Investors to sell their shares on terms specified in the Stockholders Agreement. In addition, WCAS has a right of first offer with respect to capital stock of the Company being sold by Blackstone.

The Company has agreed in the Stockholders Agreement to grant the Equity Investors pre-emptive rights to participate, on a pro rata basis according to their stock ownership, in certain eligible offerings (excluding registered public offerings of Common Stock and offerings of Common Stock or options to purchase Common Shares in connection with any stock option plans or stock purchase plans for the Company's full-time employees, officers, directors, consultants and/or advisers).

The Company has also agreed not to amend, alter or repeal its organizational documents without obtaining the consent of a majority in interest of WCAS and Blackstone. Further, the Stockholders Agreement contains certain restrictions on transactions by the Company with related persons without obtaining the consents set forth in the Stockholders Agreement.

Subject to certain exceptions, the provisions of the Stockholders Agreement terminate upon the earlier of (i) the tenth anniversary of the date of the Merger or (ii) the consummation of (x) a public offering by the Company having an aggregate offering price of not less than $50.0 million and (y) the sale , transfer or other disposition by either (or, in the case of provisions regarding elections of directors, both) WCAS or Blackstone of at least 50% of the shares owned by them, on the date of the Merger.

Pursuant to the Stockholders Agreement an affiliate of each of WCAS and Blackstone shall each receive a deal consummation fee of $10.7 million and $3.3 million, respectively. An Equity Investor unaffiliated with Blackstone and WCAS will receive a fee of $4.0 million. During the term of the Stockholders' Agreement, an affiliate of each of WCAS and Blackstone shall receive an annual monitoring fee of $450,000 and $300,000, respectively.

                              Page 19 of 22 Pages

Pursuant to a Registration Rights Agreement among the Company (as the successor to CCW in the Merger) and the Equity Investors dated as of January 7, 1999 (the "Registration Rights Agreement"), WCAS and Blackstone have certain rights to require the Company to register their shares of the Company under the Securities Act of 1933, as amended, and the Equity Investors have the right to include, upon request, their shares in any registration of shares effected by the Company after January 7, 2003.

The description of the Purchase Agreement, Stockholders Agreement and Registration Rights Agreement set forth herein is a summary thereof, and is qualified in its entirety by reference to the complete text thereof filed as Exhibits 3, 4 and 5 hereto, which is incorporated herein by reference.

Except as set forth in this Statement, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.   Material to be Filed as Exhibits.

     1.   Joint Filing Agreement

     2.   Powers of Attorney

     3.   Purchase Agreement

     4.   Stockholders  Agreement

     5.   Registration Rights Agreement















                              Page 20 of 22 Pages

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    BLACKSTONE CCC CAPITAL PARTNERS L.P.

                                    By:  BLACKSTONE MANAGEMENT
                                           ASSOCIATES III L.L.C.


                                    By: /s/ Mark T. Gallogly
                                       Name:  Mark T. Gallogly
                                       Title: Member


                                    BLACKSTONE OFFSHORE CAPITAL
                                      PARTNERS L.P.

                                    By:  BLACKSTONE MANAGEMENT
                                           ASSOCIATES III L.L.C.


                                    By: /s/ Mark T. Gallogly
                                       Name:  Mark T. Gallogly
                                       Title: Member


                                    BLACKSTONE FAMILY INVESTMENT
                                      PARTNERSHIP III L.P.

                                    By:  BLACKSTONE MANAGEMENT
                                           ASSOCIATES III L.L.C.


                                    By: /s/ Mark T. Gallogly
                                       Name:  Mark T. Gallogly
                                       Title: Member








                              Page 21 of 22 Pages

                                    BLACKSTONE MANAGEMENT
                                      ASSOCIATES III L.L.C.


                                    By: /s/ Mark T. Gallogly
                                       Name:  Mark T. Gallogly
                                       Title: Member


                                     /s/ Mark T. Gallogly
                                    PETER G. PETERSON

                                    By:  Mark T. Gallogly, Attorney-in-Fact



                                     /s/ Mark T. Gallogly
                                    STEPHEN A. SCHWARZMAN

                                    By:  Mark T. Gallogly, Attorney-in-Fact



Dated: January 19, 1999
























                              Page 22 of 22 Pages